10 November 2014

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 135,000 Reed Elsevier PLC ordinary shares at a price of 1039.0803p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 132,496,935 ordinary shares in treasury, and has 1,137,619,055 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier PLC has purchased 33,050,101shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 78,000 Reed Elsevier NV ordinary shares at a price of €18.6239 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 77,025,244 ordinary shares in treasury, and has 659,816,450 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier NV has purchased 19,130,051 shares.